SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of February, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 2004

Dear Stockholders,

The Administrative Council and the Board of Directors, Unibanco Holdings S.A., submit for your appreciation their Management Report and Consolidated Financial Statements, as well as the Report of Independent Accountants, for the year ended December 31, 2004.

Since of Unibanco Holdings S.A. equity is substantially invested in Unibanco – União de Bancos Brasileiros S.A., its operating performance and income reflect such investment. Information about Unibanco – União de Bancos Brasileiros S.A. performance for the year ended December 2004 is described in its Management Reporter and Financial Statements.

Earnings and stockholders’ equity

Net income of Unibanco Holdings S.A. for the year ended December 2004 reached R$708 million. Net income per thousand shares was R$0.84, considering the outstanding shares for the year ended December 2004. The annualized return on average stockholders was 15.6%. The stockholders’ equity reached R$4,819 million and the book value per share was R$5.81.

Dividends

For the year ended December 31, 2004, Unibanco Holdings S.A. proposed, as an advance against the mandatory dividends, the payment of interest on own capital for the shareholders, in the amount of R$262.6 million, being R$118.7 millions paid in advance during the year. The amount proposed in 2004 of R$223.2, net of applicable tax, represent R$0.26 per share at the end of the year.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco Holdings embraces the policy of limiting their services other than independent auditing. We inform that for the year ended December 31, 2004, Unibanco retained professional services other than independent auditing from PricewaterhouseCoopers Auditores Independentes to a total of R$1,606 thousand, or approximately 33.2% of the fees for the external auditing of Consolidated Unibanco. Of that amount, R$1,553 thousand refer to technical support for the project implemented in order to fulfill the requirements of article 404 of the Sarbanes-Oxley law, passed in the United States. Such project began in October 2004 and is expected to end by September 2005. The policy adopted by Unibanco Holdings and Unibanco meet the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors after the date of implementation of the Audit Committee were all examined by that body and duly approved. Moreover, Unibanco Holdings and Unibanco, in agreement with its independent auditors, concluded that said services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, because of the scope and the procedures carried out.

Final considerations

The results reached during the year ended 2004 were attained mainly thanks to our shareholders’ confidence in management, and we accordingly extend our sincere gratitude to them.

São Paulo, February 2005.

The Board of Directors
The Administrative Council

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco Holdings S.A.

1

We have audited the accompanying balance sheets of Unibanco Holdings S.A. and the consolidated balance sheets of Unibanco Holdings S.A. (consolidated) and its subsidiaries as of December 31, 2004, and the statements of income, of changes in stockholders’ equity and of changes in financial position for the six month period and year then ended of Unibanco Holdings, as well as the related consolidated statements of income and of changes in financial position for the year then ended. These financial statements are the responsibility of the Unibanco Holding’s management. Our responsibility is to express an opinion on these financial statements.

2

We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Unibanco Holdings and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by Unibanco Holding’s management as well as evaluating the overall financial statement presentation.

3

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Unibanco Holdings and Unibanco Holdings Consolidated at December 31, 2004 and the results of operations, the changes in stockholders’ equity and the changes in financial position for the six month period and year then ended of Unibanco Holdings, as well as the consolidated results of operations and of changes in financial position for year then ended, in conformity with accounting practices adopted in Brazil.

4

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of cash flows is presented in note 21 for purposes of additional analysis of Unibanco Holdings and Unibanco Holdings Consolidated, and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

5

The audit of the financial statements for the year ended December 31, 2003 presented for comparison purposes was conducted by other independent auditors who issued an unqualified opinion thereon dated February 9, 2004.

São Paulo.
February 16, 2005.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
	PARENT COMPANY		CONSOLIDATED
ASSETS	2004	2003	2004	2003

CURRENT ASSETS	169,041	135,823	56,971,587	48,002,795

Cash and due from banks	18	3	1,561,264	1,083,301
Interbank investments	-	-	14,215,480	10,930,296
Marketable securities and derivative financial instruments	-	-	11,505,301	9,812,553
Interbank accounts	-	-	4,792,058	4,139,812
Interdepartmental accounts	-	-	142,484	12,922
Lending operations	-	-	19,587,437	16,793,831
Allowance for lending losses	-	-	(1,264,443)	(1,191,970)
Leasing operations	-	-	338,431	259,295
Allowance for leasing losses	-	-	(4,845)	(5,668)
Other credits	169,023	135,820	5,746,567	5,777,378
Allowance for other credits losses	-	-	(30,943)	(25,635)
Other assets	-	-	382,796	416,680

LONG-TERM ASSETS	40,538	11,703	19,680,578	18,450,192

Interbank investments	-	-	161,360	30,616
Marketable securities and derivative financial instruments	40,538	11,703	5,098,636	5,692,889
Interbank accounts	-	-	45,963	40,341
Lending operations	-	-	8,839,645	8,141,382
Allowance for lending losses	-	-	(353,648)	(313,253)
Leasing operations	-	-	301,618	215,289
Allowance for leasing losses	-	-	(4,504)	(5,268)
Other credits	-	-	5,491,440	4,598,478
Allowance for other credits losses	-	-	(11,084)	(6,849)
Other assets	-	-	111,152	56,567

PERMANENT ASSETS	4,819,078	4,262,645	2,723,562	3,201,708

Investments	4,819,078	4,262,645	1,157,990	1,555,599
Associated companies	4,819,078	4,262,645	110,627	43,021
- Local	4,819,078	4,262,645	110,627	43,021
- Foreign	-	-	-	-
Goodwill on acquisitions of subsidiary companies	-	-	876,700	1,358,026
Other investments	-	-	233,540	218,186
Allowance for losses	-	-	(62,877)	(63,634)
Fixed assets	-	-	851,095	988,338
Deferred charges	-	-	714,477	657,771

TOTAL	5,028,657	4,410,171	79,375,727	69,654,695

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
	PARENT COMPANY		CONSOLIDATED
LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003	2004	2003

CURRENT LIABILITIES	159,127	126,446	44,858,594	39,741,770

Deposits	-	-	24,220,384	17,422,108
Securities sold under repurchase agreements	-	-	7,565,261	7,183,988
Resources from securities issued	-	-	1,220,882	2,917,961
Interbank accounts	-	-	21,317	20,488
Interdepartmental accounts	-	-	387,857	373,616
Local borrowings	-	-	141,642	257,908
Foreign borrowings	-	-	2,047,411	2,895,468
Local onlendings	-	-	1,597,705	2,068,121
Foreign onlendings	-	-	45,871	38,457
Derivative financial instruments	-	-	197,982	125,461
Other liabilities	159,127	126,446	7,412,282	6,438,194

LONG-TERM LIABILITIES	50,508	18,358	25,481,380	21,842,933

Deposits	-	-	9,269,480	7,922,805
Resources from securities issued	-	-	358,313	547,292
Local borrowings	-	-	6,688	869
Foreign borrowings	-	-	627,188	357,676
Local onlendings	-	-	3,563,981	3,595,468
Foreign onlendings	-	-	208,385	214,823
Derivative financial instruments	-	-	71,448	127,585
Other liabilities	50,508	18,358	11,375,897	9,076,415

DEFERRED INCOME	-	-	156,947	78,431

MINORITY INTERESTS	-	-	4,059,784	3,726,194

STOCKHOLDERS' EQUITY	4,819,022	4,265,367	4,819,022	4,265,367
Capital	1,863,450	1,863,450	1,863,450	1,863,450
Capital reserves	413,729	413,729	413,729	413,729
Revaluation reserve on subsidiaries	4,454	4,760	4,454	4,760
Revenue reserves	2,656,221	2,224,324	2,656,221	2,224,324
Unrealized gains and losses - marketable securities and
derivative financial instruments	(49,853)	(130,502)	(49,853)	(130,502)
Treasury stocks	(68,979)	(110,394)	(68,979)	(110,394)
STOCKHOLDERS' EQUITY MANAGED
BY PARENT COMPANY			8,878,806	7,991,561

TOTAL	5,028,657	4,410,171	79,375,727	69,654,695

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,
(Amounts expressed in thousands of Reais, except per share data)
	PARENT COMPANY		CONSOLIDATED
	2004	2003	2004	2003

REVENUES FROM FINANCIAL INTERMEDIATION	-	-	12,370,128	12,204,719
Lending operations	-	-	7,550,186	7,727,118
Leasing operations	-	-	108,555	85,892
Marketable securities	-	-	3,029,135	2,303,944
Financial results from insurance, pension plans
and annuity products	-	-	883,421	870,444
Derivative financial instruments	-	-	460,799	533,621
Foreign exchange transactions	-	-	(71,271)	161,662
Compulsory deposits	-	-	409,303	522,038
EXPENSES FROM FINANCIAL INTERMEDIATION	-	-	(7,171,540)	(7,006,720)
Deposits and securities sold	-	-	(4,827,162)	(4,265,025)
Price-level restatement and interest on technical provision for insurance, pension plans and annuity products	-	-	(545,453)	(439,616)
Borrowings and onlendings	-	-	(494,074)	(847,127)
Provision for credit losses	-	-	(1,304,851)	(1,454,952)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	-	-	5,198,588	5,197,999
OTHER OPERATING INCOME (EXPENSES)	723,269	609,985	(3,277,788)	(3,308,325)
Services rendered	-	-	3,240,631	2,842,079
Insurance, annuity products and retirement plans premiums	-	-	3,545,368	2,962,848
Changes in technical provisions for insurance, annuity
products and retirement plans premiums	-	-	(1,278,317)	(963,170)
Insurance claims	-	-	(895,957)	(856,228)
Private retirement plans benefit expenses	-	-	(534,447)	(477,869)
Selling, other insurance and private retirement
plans expenses	-	-	(262,066)	(158,604)
Credit card selling expenses	-	-	(329,541)	(233,474)
Salaries, benefits, training and social security	(55)	(43)	(2,013,954)	(1,772,673)
Other administrative expenses	(458)	(2,494)	(3,044,506)	(2,806,056)
Financial transaction and other taxes	(32,680)	(12,108)	(800,516)	(646,139)
Equity in results of associated companies	752,231	622,166	13,861	435
Other operating income	4,231	2,464	333,280	515,308
Other operating expenses	-	-	(1,251,624)	(1,714,782)
OPERATING INCOME	723,269	609,985	1,920,800	1,889,674
NON-OPERATING INCOME (EXPENSE)	-	-	38,334	10,522
INCOME BEFORE TAXES AND PROFIT SHARING	723,269	609,985	1,959,134	1,900,196
INCOME TAX AND SOCIAL CONTRIBUTION	(15,677)	(7,122)	(354,542)	(500,346)
Provision for income tax	(11,622)	(3,838)	(565,570)	(182,737)
Provision for social contribution	(4,055)	(1,412)	(110,112)	(82,492)
Deferred tax asset	-	(1,872)	321,140	(235,117)
PROFIT SHARING	-	-	(235,684)	(226,897)
Management	-	-	(5,105)	(14,791)
Employees	-	-	(230,579)	(212,106)
EXTRAORDINARY ITEMS (Note 7 (c))	-	-	(1,142)	-
NET INCOME BEFORE MINORITY INTEREST	707,592	602,863	1,367,766	1,172,953
MINORITY INTEREST	-	-	(660,174)	(570,090)
NET INCOME	707,592	602,863	707,592	602,863

Number of outstanding shares (Note 15 (a))	829,913,127	81,972,742,551
Net income per 1,000 shares: R$	852.61	7.35
Net equity per share:R$	5,806.66	52.03

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Amounts expressed in thousands of Reais

			Revenue reserves

	Capital	Capital reserve	Revaluation reserve on subsidiary	Legal	Unrealized profits	Special dividends reserve	Unrealized gains and losses - marketable securities and derivative financial instruments	Treasury stocks	Retained earnings	Total

AT JANUARY 1, 2003	1,863,450	413,729	934	135,046	1,698,256	36,603	(156,345)	(39,758)	-	3,951,915
Acquisition of own stocks	-	-	-	-	-	-	-	(70,636)	-	(70,636)
Prior year adjustments	-	-	-	-	-	-	-	-	(20,235)	(20,235)
Reversal of reserves					(20,235)				20,235	-
Constitution of revaluation reserve of assets	-	-	3,826	-	-	-	-	-	-	3,826
Fair value - marketable securities and
derivative financial instruments	-	-	-	-	-	-	25,843	-	-	25,843
Net income for the year	-	-	-	-	-	-	-	-	602,863	602,863
Constitution of reserves	-	-	-	30,144	344,510	-	-	-	(374,654)	-
Interest on own capital	-	-	-	-	-	-	-	-	(228,209)	(228,209)
AT DECEMBER 31, 2003	1,863,450	413,729	4,760	165,190	2,022,531	36,603	(130,502)	(110,394)	-	4,265,367
Prior year adjustments	-	-	-	-	-	-	-	-	(13,111)	(13,111)
Reversal of reserves	-	-	-	-	(13,111)	-	-	-	13,111	-
Sale of own stocks	-	-	-	-	-	-	-	41,415	-	41,415
Revaluation reserves on subsidiary companies	-	-	(306)	-	-	-	-	-	-	(306)
Fair value - marketable securities and
derivative financial instruments	-	-	-	-	-	-	80,649	-	-	80,649
Net income for the year	-	-	-	-	-	-	-	-	707,592	707,592
Constitution of reserves	-	-	-	35,380	409,628	-	-	-	(445,008)	-
Interest on own capital	-	-	-	-	-	-	-	-	(262,584)	(262,584)
AT DECEMBER 31, 2004	1,863,450	413,729	4,454	200,570	2,419,048	36,603	(49,853)	(68,979)	-	4,819,022

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
Amounts expressed in thousands of Reais
	PARENT COMPANY		CONSOLIDATED
	2004	2003	2004	2003

FINANCIAL RESOURCES WERE PROVIDED BY:
OPERATIONS	(44,639)	(19,303)	2,040,421	1,003,047
Net income for the year	707,592	602,863	707,592	602,863
Expenses (income) not affecting working capital
Equity in the results of subsidiary and associated companies	(752,231)	(622,166)	(13,861)	(435)
Provision for losses on investments	-	-	391	(9)
Amortization of goodwill, net of negative goodwill
on acquisition of subsidiaries	-	-	968,908	49,301
Depreciation and amortization	-	-	377,391	351,327

Fair value adjustments - marketable securities and
derivative financial instruments	-	-	80,649	25,843

THIRD PARTIES	336,595	256,649	4,092,618	2,810,583
Increase in long-term liabilities	32,150	9,699	3,638,447	569,232
Decrease in long-term assets	-	-	-	1,809,732
Dividends received	304,445	246,950	650	17,281
Change in deferred income	-	-	78,516	14,199
Change in minority interest	-	-	333,590	400,139
Sale of own stocks	-	-	41,415	-

SALE OF ASSETS AND INVESTMENTS	-	-	375,716	118,815
Investments	-	-	200,590	25,695
Fixed assets	-	-	175,126	93,120

TOTAL FUNDS OBTAINED	291,956	237,346	6,589,404	3,958,288

FINANCIAL RESOURCES WERE USED FOR:
Permanent assets	-	-	1,244,466	387,146
Investments	-	-	772,486	27,713
Fixed assets	-	-	224,290	214,664
Deferred charges	-	-	247,690	144,769
Long-term assets	28,835	7,943	1,230,386	-
Stockholders equity adjustments	-	-	-	20,235
Acquisition of own stocks	-	-	-	70,636
Dividends distributed/proposed	262,584	228,209	262,584	228,209

TOTAL FUNDS USED	291,419	236,152	2,737,436	706,226

INCREASE IN WORKING CAPITAL	537	1,194	3,851,968	3,252,062

CHANGES IN WORKING CAPITAL

Current assets	33,218	23,408	8,968,792	(3,770,680)
At the end of the year	169,041	135,823	56,971,587	48,002,795
At the beginning of the year	135,823	112,415	48,002,795	51,773,475

Current liabilities	32,681	22,214	5,116,824	(7,022,742)
At the end of the year	159,127	126,446	44,858,594	39,741,770
At the beginning of the year	126,446	104,232	39,741,770	46,764,512

INCREASE IN WORKING CAPITAL	537	1,194	3,851,968	3,252,062

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated financial statements of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”), that include the financial statements of Unibanco Holdings S.A. and its subsidiary company Unibanco – União dos Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 7.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our consolidated financial statements estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan business and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

For the purpose of making our statement of income for the year ended December 31, 2003 directly comparable, reclassifications were made in Unibanco Consolidated in respect of the net amount of R$486,261 to Insurance net of expeses, Private Retirement Plans and Annuity Products and Revenue on Marketable Securities from Other Operating Income (Expenses) to Gross Profit from Financial Intermediation.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs are recognized in earnings when the policy is issued and the changes in technical provision of unearned premium and to the deferred acquisition costs are recognized over the related contract period;

  the commission related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-

Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-

Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provision

The technical provisions are established in accordance to Resolution CNSP no. 89/02. In accordance with Resolution no. 61/01, a actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurances (SUSEP) with the actuarial report.

The provision for unearned premiums is established at the amount of that portion of the insurance premiums retained, corresponding to the unexpired risk period, in accordance with the regulation of the Superintendency of Private Insurances.

The provision for insufficient premiums is established, when applicable, based on Technical Actuarial Note (NTA) reported to the Superintendency of Private Insurances.

The mathematical provisions related to the “Life Free Benefits Generation Program” (VGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted represents the participants whose benefits has not yet begun. The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

The provision for payment of unsettled claims is established based on the estimated probable payments net of recoveries determined in accordance with claims reported up to the financial statement date and adjusted for price-level restatement in the legal standards.

The provision for claims incurred but not yet reported (IBNR) is established based on an actuarial determination of experienced losses and the methodology described in the Actuarial Note reported and approved by the Superintendency of Private Insurances.

(e) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 7. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. In the merger of the subsidiary company with the descontinuation or expire of the acquired brand, the respective goodwill is amortized, in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

	Consolidated

Marketable Securities	2004	2003
Trading assets	7,937,538	5,845,398
Available for sale	3,255,638	3,452,227
Held to maturity	4,830,720	5,772,601
Subtotal	16,023,896	15,070,226
Derivative financial instruments (see Note 20 (g))	580,041	435,216
Total	16,603,937	15,505,442
Current	11,505,301	9,812,553
Long-term	5,098,636	5,692,889

(b) Trading assets

	Consolidated

	2004		2003

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	2,297,479	2,295,205	2,875,250	2,880,626
Financial treasury bills	234,489	234,082	941,476	941,266
Treasury bills	1,994,353	1,991,639	1,800,998	1,805,427
Central Bank notes	-	-	3,099	3,135
Treasury notes	68,637	69,484	129,677	130,798

Brazilian sovereign bonds	55,259	54,821	210,426	216,637

Bank debt securities	-	-	153,091	153,802
Eurobonds	-	-	88,746	89,457
Time deposits	-	-	64,345	64,345

Mutual funds (1)	5,025,497	5,025,497	2,318,134	2,318,134

Corporate debt securities	48,947	78,089	-	-
Debentures	48,947	78,089	-	-

Other	491,730	483,926	221,789	276,199

Total	7,918,912	7,937,538	5,778,690	5,845,398
____________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Consolidated

	2004			2003

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	578,435	(14,347)	564,088	716,207	6,183	722,390
Treasury bills	1,241	(7)	1,234	-	-	-
Financial treasury bills	495,883	257	496,140	320,182	1,496	321,678
Central Bank notes	-	-	-	183,640	8,057	191,697
Treasury Bonds	5,204	(415)	4,789	-	-	-
Treasury notes	-	-	-	137,433	9,116	146,549
Other	76,107	(14,182)	61,925	74,952	(12,486)	62,466

Brazilian sovereign bonds	26,022	-	26,022	-	-	-

Foreign government	-	-	-	29,171	(13)	29,158
United States of America treasury bills	-	-	-	29,171	(13)	29,158

Corporate debt securities	1,945,073	(113,272)	1,831,801	2,071,643	(89,192)	1,982,451
Debentures	1,836,593	(102,888)	1,733,705	1,991,334	(79,937)	1,911,397
Eurobonds	53,467	-	53,467	20,366	59	20,425
Other	55,013	(10,384)	44,629	59,943	(9,314)	50,629

Bank debt securities	220,507	1,530	222,037	264,442	4,901	269,343
Eurobonds	67,368	7	67,375	131,285	2,006	133,291
Mortgage notes	126,385	1,521	127,906	111,458	2,895	114,353
Time deposits	26,754	2	26,756	20,151	-	20,151
Other	-	-	-	1,548	-	1,548

Marketable equity securities	107,877	(4,380)	103,497	171,310	(20,747)	150,563

Mutual funds (1)	508.193	-	508,193	298,322	-	298,322

Total	3,386,107	(130,469)	3,255,638	3,551,095	(98,868)	3,452,227
____________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Consolidated

	2004		2003

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	415,687	367,250	204,245	187,003
Between 3 months and 1 year	648,652	643,961	569,984	560,548
Between 1 and 3 years	901,573	907,993	1,226,465	1,216,559
Between 3 and 5 years	312,791	307,679	491,675	502,996
Between 5 and 15 years	289,728	295,813	408,694	416,867
More than 15 years	36,078	22,178	-	-
No stated maturity (1)	781,598	710,764	650,032	568,254
Total	3,386,107	3,255,638	3,551,095	3,452,227
____________________
(1)	Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Consolidated

	2004	2003

Issuer/Type of investment	Amortized cost

Federal government	2,341,685	4,282,405
Financial treasury bills	180,633	186,666
Treasury bills	-	259
Central Bank notes	388,566	1,259,138
Treasury notes	1,763,497	2,821,900
Other	8,989	14,442

Brazilian sovereign bonds	2,178,180	1,139,934

Corporate debt securities	214,319	291,575
Eurobonds	214,319	291,575

Bank debt securities	96,536	58,687
Eurobonds	96,536	58,687

Total	4,830,720	5,772,601

The fair value of these securities was R$5,072,417 (2003 - R$6,166,230). The difference between the amortized cost and the fair value totaled R$241,697 (2003 - R$393,629) and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Consolidated

	2004	2003

Maturity	Amortized cost

Less than 3 months	1,019,073	983,788
Between 3 months and 1 year	363,849	1,341,709
Between 1 and 3 years	1,266,150	2,216,171
Between 3 and 5 years	431,856	377,580
Between 5 and 15 years	1,109,799	710,822
More than 15 years	639,993	142,531
Total	4,830,720	5,772,601

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the year as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Consolidated

	2004	2003
By type
Discounted loans and notes	11,927,668	10,450,686
Financing	10,357,157	9,639,591
Agricultural	1,054,928	812,613
Real estate loans	1,066,182	846,688
Credit card	4,021,147	3,185,635
Total lending operations	28,427,082	24,935,213

Leasing operations	640,049	474,584
Advances on exchange contracts (1)	1,261,327	1,640,993
Total leasing operations and advances on
exchange contracts	1,901,376	2,115,577

Guarantees honored	35	8,057
Other receivables (2)	1,467,293	619,657
Total other credits	1,467,328	627,714

Co-obligation on credit card customer financing (3)	-	238,826

Total risk	31,795,786	27,917,330

By maturity
Past-due for more than 15 days (Note 5 (d))	1,240,112	1,433,341
Falling due:
Less than 3 months (4)	12,308,087	10,788,719
Between 3 months and 1 year	8,951,974	7,319,594
Between 1 and 3 years	6,525,590	5,774,210
More than 3 years	2,770,023	2,601,466
Total risk	31,795,786	27,917,330
____________________
(1)	Recorded in “Other liabilities” - “Other credits”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Consolidated

	2004		2003

	Value	% of distribution	Value	% of distribution
Manufacturing
Electricity, gas and water	1,653,834	5.2	1,271,959	4.5
Paper, pulp and wood products	1,252,758	3.9	1,039,671	3.7
Food, beverages and tobacco	1,135,659	3.6	1,361,930	4.9
Automotive industry	999,763	3.1	1,221,041	4.4
Production of machines and equipment	854,964	2.7	626,482	2.2
Chemical and pharmaceutical	825,825	2.6	1,081,541	3.9
Basic metal industries	779,858	2.5	838,963	3.0
Petroleum	419,554	1.3	479,183	1.7
Extractive	381,866	1.2	416,097	1.5
Textiles, clothing and leather goods	371,538	1.2	286,317	1.0
Electronic and communications equipment	332,500	1.0	116,791	0.4
Rubber and plastic	204,107	0.6	107,898	0.4
Production of metal goods	173,832	0.5	270,704	1.0
Electric and electronic	148,443	0.5	158,696	0.6
Other manufacturing industries	20,792	0.1	7,359	-
Subtotal	9,555,293	30.0	9,284,632	33.2
Retailers
Retail	1,917,960	6.0	1,558,713	5.6
Wholesale	1,187,244	3.7	1,224,434	4.4
Subtotal	3,105,204	9.7	2,783,147	10.0
Financial service
Financial companies	322,287	1.1	164,646	0.6
Insurance companies and private pension funds	4,804	-	5,276	-
Subtotal	327,091	1.1	169,922	0.6
Residential construction loans	304,593	1.0	263,264	0.9
Other services
Transportation	1,561,361	4.9	1,196,014	4.3
Post office and telecommunications	1,262,392	4.0	1,157,981	4.1
Construction	431,033	1.4	423,843	1.5
Real estate services	392,927	1.2	387,055	1.4
Agricultural	280,272	0.9	306,142	1.1
Association activities	152,059	0.5	100,497	0.4
Education	146,393	0.5	107,467	0.4
Health and social services	145,931	0.5	126,595	0.5
Lodging and catering services	95,598	0.3	73,969	0.3
Cultural and sports leisure activities	95,539	0.3	149,812	0.5
Other services	1,470,154	4.6	1,051,873	3.7
Subtotal	6,033,659	19.1	5,081,248	18.2
Agriculture, livestock, forestry and fishing	899,871	2.8	746,619	2.7
Individual
Consumer loans	6,483,092	20.4	5,407,169	19.5
Credit card	4,021,147	12.6	3,424,461	12.3
Residential mortgage loans	839,873	2.6	650,640	2.3
Lease financing	70,906	0.2	40,234	0.1
Other	155,057	0.5	65,994	0.2
Subtotal	11,570,075	36.3	9,588,498	34.4
Total	31,795,786	100.0	27,917,330	100.0

(c) Concentration of lending, leasing and other credits:

	Consolidated

	2004		2003

Largest Clients	Value	% of the total	Value	% of the total
10 largest clients	2,953,573	9.3	2,858,853	10.2
50 following clients	4,492,645	14.1	5,245,550	18.8
100 following clients	3,650,123	11.5	3,495,835	12.5
Other clients	20,699,445	65.1	16,317,092	58.5
Total	31,795,786	100.0	27,917,330	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

	Consolidated

	2004

	%		Past-due credits
Risk level	minimum allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	12,690,365	-	-	12,690,365	39.9	11,641	0.1
A	0.5	11,813,947	-	-	11,813,947	37.2	73,417	0.6
B	1.0	2,288,203	221,394	160,325	2,669,922	8.4	30,401	1.1
C	3.0	1,388,855	213,240	151,989	1,754,084	5.5	100,842	5.7
D	10.0	976,599	156,139	187,600	1,320,338	4.2	331,895	25.1
E	30.0	219,792	78,598	154,547	452,937	1.4	156,779	34.6
F	50.0	23,330	59,011	112,865	195,206	0.6	110,410	56.6
G	70.0	147,645	45,023	89,084	281,752	0.9	236,847	84.1
H	100.0	69,337	164,196	383,702	617,235	1.9	617,235	100.0
Total		29,618,073	937,601	1,240,112	31,795,786	100.0	1,669,467
% of total risk							5.3%

	Consolidated

	2003

	%		Past-due credits
Risk level	minimum allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,897,051	-	-	10,897,051	39.0	10,012	-
A	0.5	9,609,034	-	-	9,609,034	34.4	70,606	0.7
B	1.0	2,429,316	117,190	198,286	2,744,792	9.8	41,696	1.5
C	3.0	1,534,932	397,149	287,095	2,219,176	8.0	94,532	4.3
D	10.0	504,654	122,004	136,446	763,104	2.8	203,293	26.6
E	30.0	259,141	77,670	231,287	568,098	2.0	180,068	31.7
F	50.0	56,433	60,179	124,186	240,798	0.9	129,632	53.8
G	70.0	51,645	46,310	96,934	194,889	0.7	138,416	71.0
H	100.0	181,152	140,129	359,107	680,388	2.4	680,388	100.0
Total		25,523,358	960,631	1,433,341	27,917,330	100.0	1,548,643
% of total risk							5.5%
____________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) On December 31, 2004, the balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$768,865 (2003 - R$803,424) in Consolidated. These transactions relate to active portfolio and credits written off , and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for lending, leases and other credit losses during the period:

	Consolidated

	2004	2003
Balance at the beginning of the year	1,548,643	1,590,593
Provision for credit losses	1,554,851	1,454,952
Balance of acquired company	144,949	-
Balance of sold company	(119,362)	-
Loan charge-offs	(1,459,614)	(1,496,902)
Balance at the end of the year	1,669,467	1,548,643

Loan recoveries (1)	336,831	415,235
____________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Other Credits

	Consolidated

	2004		2003

	Current assets	Long-term receivables	Current assets	Long-term receivables
Receivables on guarantees honored	-	35	-	8,057
Foreign exchange portfolio	2,014,363	29	2,712,660	-
Income receivable	92,526	2,259	129,026	3,030
Negotiation and intermediation of securities	118,674	2,591	237,718	-
Deferred taxes (See Note 17(a))	674,566	2,160,573	658,210	1,808,401
Sundry	2,846,438	3,325,953	2,039,764	2,778,990
Total	5,746,567	5,491,440	5,777,378	4,598,478

“Foreign exchange portfolio” includes R$1,592,525 (2003 - R$2,156,444) of unsettled exchange purchases and R$409,470 (2003 – R$532,796) of rights on foreign exchange sold, net of contracted advances.

“Other credit – sundry” includes, basically, escrow deposits for civil and labor suits in the amount of R$2,151,163 (2003 – R$1,685,456); prepaid taxes in the amount of R$666,487 (2003 – R$618,313); notes and credits receivables in the amount of R$597,698 (2003 – R$560,799) and receivables from credit card operations – in the amount of R$546,000 (2003 – R$557,449).

“Other credits” in the parent company relates, basically, to interest on own capital in the amount of R$143,007 (2003 - R$112,655), from Unibanco.

7. Investments

(a) Subsidiary company (Parent Company)

	Unibanco – União de Bancos Brasileiros S.A.

	2004	2003
Information on investment in December 31,
Number of shares held (with no par value)
Common	729,950,914	72,995,091,491
Preferred	100,010,302	8,977,650,949
Participation in common stock - %	96.598	96.598
Total participation (direct) - % (1)	59.448	59.568

Stockholders’ equity	8,106,383	7,155,896

Capital	5,000,000	3,690,602

Net income	1,283,208	1,052,346

Investment value	4,819,078	4,262,645

Equity in results	752,231	622,166
_________________
(1)	The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(i) The amounts of dividends received/ receivable from Unibanco in the quarter was R$304,445 (2003 – R$ 246,950)

(ii) The quotation of Unibanco shares, as of December 31, 2004, at São Paulo Stock Exchange, was R$9.00 per common shares and R$6.80 per preferred shares.

(b) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$82,934 (2003 – R$631,195) in Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands)		Percentage holding (%)	Adjusted stockholders equity	Adjusted net income (loss)

	Common	Preferred	Consolidated
Investments of Unibanco
Subsidiary companies
Unipart Participações Internacionais Ltd.	1,302	-	100.000	918,038	70,767
Unicard Banco Múltiplo S.A. (1)	98,727,096	85,468,888	100.000	812,206	67,151
Unibanco AIG Seguros S.A.	345,014	188,793	49.707	1,240,704	202,688
Banco Fininvest S.A. (2)	4	1	99.940	578,197	196,641
Unibanco Companhia de Capitalização (3)	4,194	-	99.992	408,508	105,732
Banco Único S.A. (4)	2,769,089	2,769,390	99.980	217,502	127.507
Unibanco Leasing S.A. – Arrendamento Mercantil	265	-	99.999	135,210	47,934
Banco Dibens S.A.	4,518,078	-	51.001	218,212	7,705
Unibanco Empreendimentos e Participações Ltda. (3)	201,112	-	100.000	230,569	19,889
Unibanco Corretora de Valores Mobiliários S.A.	40,467	40,467	100.000	85,480	2,294
Interbanco S.A.	19,000	-	99.999	72,355	16,835
Megbens Administração de Bens Ltda. (3)	390,249	-	100.000	394,072	9,305
Unibanco Negócios Imobiliários Ltda. (3)	49,568	-	100.000	55,235	2,089
Hipercard Banco Múltiplo S.A. (5)	45,745	5,940	99.999	48,971	(1,433)
BWU Comércio e Entretenimento Ltda. (3) and (6)	67,562	-	59.792	65,262	7,784
Estrel Estudos Representação e
Administração Ltda. (3)	1,867	-	100.000	35,757	(707)
Unibanco Asset Management – Banco de
Investimento S.A. (7)	1,468	1,468	99.999	22,577	19,024
Unibanco Empreendimentos Ltda. (3)	150,489	-	100.000	123,488	1,676
Unibanco Investshop Corretora de Valores
Mobiliários e Câmbio S.A. (3)	779	779	100.000	15,955	7,163
Unibanco Serviços de Investimento Ltda. (7)	100	-	100.000	6,759	29,459
Tulipa Administração e Participações S.A. (8)	74,038	-	50.000	1,687,202	21,919

Jointly controlled companies (i)
Banco Investcred Unibanco S.A. – (PontoCred) (9)	95	-	49.997	175,092	51,211
Serasa S.A.	364	349	19.120	165,231	61,951
Tecnologia Bancária S.A.	762,278	-	21.432	133,228	11,147
Redecard S.A. (11)	200	400	31.943	53,552	148,738
Interchange Serviços S.A.	75,000,000	-	25.000	32,792	4,516
Companhia Hipotecária Unibanco –
Rodobens (12)	6,055	-	50.000	7,878	(101)

Associated companies
AIG Brasil Companhia de Seguros	54,214	-	49.999	92,159	16,919

Main direct, indirect and jointly controlled subsidiary companies invested by:	Number of shares or quotas (in thousands)		Percentage holding (%)	Adjusted stockholders equity	Adjusted net income (loss)

	Common	Preferred	Consolidated
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	339,136	3,056
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	176,502	7,808
Unibanco Securities Ltd.	17,770	-	100.000	46,190	(9,227)
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	30,923	34,530
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Vida e Previdência S.A. (13)	32,074	-	99.977	189,803	45,487
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	47,975	9,567
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	27,369	12,064
Creditec - Crédito, Financiamento e Investimento S.A. (2)	28,700	28,700	100.000	14,924	6,321
Hipercard Administradora de Cartões de Crédito Ltda. (14)	7	-	100.000	180,020	80,564
___________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)

The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)

Unibanco, through its subsidiary Banco Fininvest, acquired during the first half of 2004, the transactions of the financial company Creditec – Crédito Financiamento e Investimento S.A., for approximately R$50 million, resulting in a goodwill of R$39 million to be amortized in accordance with expected period of benefit.

(3)

On April 30, 2004, was approved in the Extraordinary Shareholder’s Meeting held, the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(4)

Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL") resulting in a negative goodwill of R$12,241. As a consequence, BNL received 1,000,000,000 Units representing 1.43% of Unibanco's capital. On September 29, 2004, the Central Bank approved the transaction. Through the Extraordinary Shareholders’ Meeting held on October 22, 2004, was approved the change in the company name from Banco BNL do Brasil S.A. to Banco Único S.A.

(5)

During the third quarter, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Múltiplo S.A.

(6)

Through the Private Instrument of Change and Consolidation of the Article of Association of BWU Comércio e Entretenimento Ltda. of August 3, 2004, it was approved the merger of BWU Representação e Participações Ltda.

(7)

On March 15, 2004, Unibanco Asset Management – Banco de Investimento S.A. distributed dividends in the amount of R$18,120 to its shareholder Unibanco, giving its investment in Unibanco Serviços de Investimento Ltda.

(8)

The Extraordinary shareholder’s meeting held on August 31, 2004, approved the capital increase of Tulipa Administração e Participações S.A. in the amount of R$96,525, through the transfer of the interest in Credicard S.A. Administradora de Cartões de Crédito. In December 2004, the preferred shares of Tulipa Administração e Participações S.A. were converted into common shares and the company was sold (see Note 7 (b)).

(9)	During the third quarter of 2004, the shareholders approved in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A.

(10)	Sale of interest during the year (see Note 7 (b)).

(11)

During the first quarter of 2004, Unibanco – União de Bancos Brasileiros S.A. acquired from its subsidiary Unibanco Representação e Participações Ltda., 199,990 common shares and 400,000 preferred shares of Redecard S.A. at its book value.

(12)

On March 8, 2004, through the Private Instrument of Change in the Articles of Association of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. the change was approved in the legal form of the limited liability commercial company to a limited liability corporation of private capital and also the change in the company name of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. to Companhia Hipotecária Unibanco – Rodobens. Those changes were approved by the Central Bank on September 14, 2004.

(13)

Through the Extraordinary Shareholders' Meeting held on June 11, 2004, the change in the company name was approved from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. and the Extraordinary Shareholders' Meeting held on July 30, 2004 approved the merger was Phenix Participações Ltda. and Unibanco AIG Previdência S.A., respectively, into Unibanco AIG Vida e Previdência S.A.

(14)

On March 1st, 2004, Unibanco acquired from the Dutch Group Ahold, through its subsidiaries Conabinu Participações Ltda. (controlled by Unicard Banco Múltiplo S.A.) and Unipart Participações Internacionais Ltd., the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process occurred during the third quarter of 2004, for the amount of R$630 million resulting in a goodwill of R$415 million to be amortized in accordance with the expected period of benefit up to ten years.

(c) Shareholder Restructuring of Credicard and Orbitall

On December 29, 2004, the transfer transaction was concluded of the interest of 33% held by Unibanco in the capital of Credicard Banco S.A. (“Credicard”) and the capital of Orbitall Serviços e Processamento de Informações Comerciais Ltda (“Orbitall”) as per the shareholder restructuring announced on November 8, 2004.

The Redecard S.A.’s shareholder structure was maintained without change. Redecard’s activities consist of capturing and transmitting debit and credit card transactions.

(d) Extraordinary Items

For a more appropriate analysis of the financial statement of the year, extraordinary items, includes the result of sale of interest in jointly controlled companies, non current income and expenses, primarily, the total amortization of goodwill balance of acquired companies, restructuring provision and additional provision to credit losses and tax litigation, net of applicable income taxes and social contribution effects, as follows:

Sale value of investment in jointly controlled companies (1)	1,531,676
Book value of investment in jointly controlled companies	(150,312)

Gross profit on sale of jointly controlled companies	1,381,364

Amortization of goodwill of acquired companies	(828,198)
Restructuring provision	(151,172)
Allowance for credit and other assets	(364,002)
Provision for tax litigation	(311,106)
Tax effects	271,972

Total amount allocated to the net income for the period	(1,142)
__________________
(1) Net of provision for eventual adjustments related of contractual clause or secured events.

(d) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses". During 2004, the goodwill of certain acquired companies was amortized in full and presented as extraordinary items the goodwill related the expected period of benefit of merged companies and which the brand was discontinued or expired.

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization during the year

	2004	2003	2004	2003
Bandeirantes	-	841,352	841,352	3,858
Fininvest	322,749	348,900	26,152	18,661
Hipercard	394,345	-	20,664	-
Other	159,606	167,774	80,740	26,782
Total	876,700	1,358,026	968,908	49,301

8. Fixed Assets

	Consolidated

	2004	2003
Land and building	581,889	687,631
Other fixed assets	1,262,275	1,259,891
Accumulated depreciation	(993,069)	(959,184)
Total, net	851,095	988,338

9. Deposits

				Consolidated

		2004		2003

	Current liabilities	Long-term liabilities	Current liabilities	Long-term liabilities
Demand deposits	3,220,062	-	2,728,552	-
Saving deposits	5,965,586	-	5,917,859	-
Interbank deposits	31,133	88,301	248,324	27,906
Time deposits	15,003,603	9,181,179	8,527,373	7,894,899
Total	24,220,384	9,269,480	17,422,108	7,922,805

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 12.99% (2003 – 15.33%) per annum, and are payable up to January 24, 2006.

(b) Euronotes

	Consolidated

Maturity	Currency	2004	2003
Less than 3 months	US$	335,397	725,856
	EUR	42,041	70,056
		377,438	795,912
From 3 to 12 months	US$	400,679	937,973
	EUR	36,245	369,250
	R$	5,745	-
		442,669	1,307,223
From 1 to 3 years	US$	71,337	359,430
	EUR	10,287	30,716
	R$	104,756	-
		186,380	390,146
From 3 to 5 years	US$	82,663	29,085
From 5 to 15 years	US$	75,602	76,086
Total		1,164,752	2,598,452

The average interest rate as of December 31, 2004 was 2.92% (2003 – 5.05%) per annum.

(c) The other issues totaled R$37,722 (2003 - R$37,398) with maturities up to August 4, 2010 and an average interest rate of 7.38% (2003 – 9.81%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.28% (2003 – 4.51%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco Holdings and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsels. Provisions recorded and respective changes for the year were as follows:

	Parent Company		Consolidated

Marketable Securities	2004	2003	2004	2003
Balance at the beginning of the year	18,358	8,659	1,830,519	1,554,835
Balance of acquired/incorporated companies	-	-	90,843	-
Balance of sold companies	-	-	(176,403)	-
Provision charged	32,150	10,758	1,240,773	726,255
Payments (1)	-	-	(549,085)	(431,730)
Reversal of provisions	-	(1,059)	-	(18,841)
Balance at the end of the year	50,508	18,358	2,436,647	1,830,519
____________________
(1)

In 2003, refers mainly to the payments of fiscal contingencies and to the transfer of fiscal litigations to “Other liabilities – tax and social security” in the amount of R$201,246 in Consolidated, due to fiscal amnesty.

(a) Tax litigation

Unibanco Holdings and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion. The provision for tax litigation was R$1.156.971 (2003 – R$665.997) in Consolidated recorded in Long-term liabilities – Other Liabilities – Taxes and Social Security.

(b) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as provision, based on the average of payments made. The provision for labor litigation was R$815,358 (2003 - R$686,405) in Consolidated.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts spent under such lawsuits. Additionally, in the cases, in which attachments have been made to assets, which have, since been transferred to Unibanco, the Bank has filed third-party motions against these attachments.

(c) Civil litigation

Unibanco and its subsidiaries were party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim. The provision related to civil litigation amounted to R$464,318 (2003 - R$478,117) in Consolidated.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Brazilian Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Accordingly, no provision was recorded related to this claim.

The former controllers of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in this case.

13. Other Liabilities

				Consolidated

	2004		2003

	Current liabilities	Long-term liabilities	Current liabilities	Long-term liabilities
Collection of taxes and other
contributions	49,740	-	34,104	-
Foreign exchange portfolio	943,902	-	1,163,436	-
Social and statutory	389,872	-	272,465	-
Taxes and social security	578,272	1,354,029	612,671	831,750
Negotiation and intermediation of
securities	209,584	37,753	232,512	-
Accounts payable for purchase of assets	24,306	2,506	39,917	22,647
Technical provision for insurance, annuity
products and retirement plans	1,372,598	4,433,435	1,124,016	3,070,632
Subordinated debt	11,006	1,887,513	11,237	1,456,834
Sundry	3,833,002	3,660,661	2,947,836	3,694,552
Total	7,412,282	11,375,897	6,438,194	9,076,415

(a) Other liabilities - Foreign exchange portfolio includes R$527,139 (2003 – R$604,970) of unsettled exchange sales and R$415,065 (2003 – R$534,529) of obligations for exchange purchase net of advances on exchange contracts.

(b) Subordinated debt includes the following issues:

					Consolidated

	Issue	Maturity	Remuneration per annum	2004	2003
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	519,916	573,368
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	532,145	579,491
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	80,281	-
Line of credit (4)	December 2004	December 2009	4.74%	398,684	-
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI (6)	367,493	315,212
Total				1,898,519	1,468,071
____________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be integrally redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt cannot be redeemed prior to contract maturity. The interest rate from the fifth year will be 2.45% per annum.
(4)	The debt cannot be redeemed prior to contract maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)	The Brazilian interbank interest rate.

“Other liabilities – sundry”, includes, basically, sale of rights of receipt of future flow of payment orders abroad in the amount of R$2,576,208 (2003 – R$2,439,614), payable to merchants-credit card in the amount of R$2,342,406 (2003 -R$1,961,449), provision for labor and civil litigations in the amount of R$1,279,676 (2003 - R$1,164,522) and provisions for payroll and administrative expenses in the amount of R$266,796 (2003 - R$297,313).

Other liabilities in the parent company refer to interest on own capital payable in the amount of R$124,729 (2003 - R$102,912).

14. Employee Benefits

(a) Free benefits generation program

Up to June 30, 2004, Unibanco’s employees could opt for a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions and is managed by Unibanco AIG Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. responsible for the financial management of the FIFE funds.

Additionally, Unibanco and a portion of its employees contributed to a defined contribution pension plan administered by Trevo - Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

As from July 1st, 2004, the employee's "Free Benefits Generation Program " was redesigned in order to offer to the employees of Unibanco more coverage and flexible benefits. The new program is a closed private entity through Trevo IBSS and is called Intelligent Future and introduces many improvements, such as the opportunity to contribute with higher percentages, which vary between ages, than under the previous plan; the possibility to retire as from 50 years old; as well four different choices to take advantage of the benefits in the case the employee opts for early retirement.

During the year ended December 31, 2004, the company sponsor contributions totaled R$15,355 (2003 - R$10,309) in Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

On December 31, 2004, the total amount of stock options granted and not exercised was 11,303,620 Units. The stock options have an exercise period between January 21, 2005 and August 3, 2010 and an average price of R$9.76 per option.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	2004			2003

	Outstanding shares	Treasury stocks	Total	Total
Common	315,145,875	-	315,145,875	31,514,587,519
Preferred	514,815,348	13,343,539	528,158,887	52,815,888,777

Total	829,961,223	13,343,539	843,304,762	84,330,476,296

On April 30, 2004, the Extraordinary Shareholders’ meeting approved the extinguishment of preferred shares denominated both as Class “A” and Class “B”. Through the conversion from all preferred shares Class “A” to preferred shares Class “B”, in September 2003, the preferred shares Class “B” now are denominated only as “preferred shares”.

Preferred shares have no voting rights are entitled to receive (i) a semi-annual minimum dividend of R$0.15 (fifteen cents) per thousand shares or semi-annual priority dividend of 1.5% of stockholders’ equity resulting in an annual priority dividend of 3% (three percent) of stockholders’ equity, each one is greater; (ii) in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iii) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal in item (i); in the case of the preferred shares’ reverse stock split, the dividends mentioned in item (i) will be adjusted to new shares quantity of preferred shares.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Holdings and is traded in the Brazilian market.

Global Depositary Recept (GDR) is represented by 5 (June 30, 2004 – 500) Units, and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares have been negotiated as per share basis. In the same date, the Global Depositary Receipts (GDRs) traded abroad have been each represented 5 Units, instead of 500 Units, without change in the number of GDRs issued or in the value of their pricing.

The reverse stock split aims to provide more efficiency in controlling and in the relationship with shareholders, and operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

The changes in the Unibanco and Unibanco Holdings Articles of Associations’ to reflect the new number of shares will be subject to approval in the next Shareholders Meeting.

(b) Dividends and interest on capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

On July 23, 2004, the Board of Directors approved the payment of interest on own capital for the shareholders, in anticipation of the mandatory dividends for the year of 2004, in the amount of R$118,747 being R$1.4483 (R$1.2311 net of applicable tax) per 1,000 common shares at that date and R$1.4483 (R$1.2311 net of applicable tax) per 1,000 preferred shares at that date, R$3.2701 (R$2.7796 net of applicable tax) per Units 1.000 and R$1.63505 (R$1.3898 net of applicable tax) per GDR at that date. The payment of interest was made as from August 2, 2004 and represents, net of applicable tax, 34% of net income for the second half after recognition of legal reserve. The interest on own capital was calculated in accordance of article 9º of Law nº 9.249/95 and the corresponding tax benefit was R$40,374.

The Units had interest on capital of R$3.2701 (R$2.7796 net of applicable tax) per thousand share, being R$1.4483 (R$1.2311 net of applicable tax) from Unibanco Holdings and R$1.8218 (R$1.5485 net of applicable tax) from Unibanco. The GDR had interest on capital of R$1.63505 (R$1.3898 net of applicable tax).

On December 29, 2004, the Board of Directors approved the payment of interest on own capital for the shareholders, in anticipation of the mandatory dividends for the year of 2004, in the amount of R$127,384 being R$1.1535 (R$0.1305 net of applicable tax) per common shares at that date and R$0.1535 (R$0.1305 net of applicable tax) per preferred shares at that date. The interest on own capital was calculated in accordance of article 9º of Law nº 9.249/95 and the corresponding tax benefit was R$43,311. The payment of the interest on capital will be made from January 31, 2005 and represents, net of applicable tax, 29% of net income for the second half after recognition of legal reserve.

The Units had interest on capital of R$0.3485 (R$0.2962 net of applicable tax) per thousand share, being R$0.1535 (R$0.1305 net of applicable tax) from Unibanco Holdings and R$0.1950 (R$0.1657 net of applicable tax) from Unibanco. The GDR had interest on capital of R$1.7423 (R$1.4810 net of applicable tax).

Additionally, during the year, R$16,453 (R$13,985 net of applicable tax) of interest on own capital was accrued.

For the year ended December 31, 2003, the management proposed, as an advance against the mandatory dividends, the payment of interest on own capital for the shareholders, in the amount of R$228,209, being R$107,136 paid in advance during the year. The interest on capital was calculated in accordance with the article no. 9th of Law 9,249/95 and the tax benefit from its deductibility was R$77,591. The amount proposed in 2003 of R$193,977, net of applicable tax, represented R$2.3664 per thousand outstanding shares at the end of the year.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

The Board of Directors of Unibanco and Unibanco Holdings in the meeting held on February 12, 2003 authorized, for a period of three months, the acquisition at market prices of up to 256,178,254 Unibanco common shares, 3,033,185,661 Unibanco preferred shares, and 3,033,185,661 Unibanco Holdings Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction.

During the last buy-back program, between February and May of 2003, the following were acquired: 228,000,000 preferred shares issued by Unibanco and 167,225,000 Units and 372,900 GDSs issued by Unibanco and Unibanco Holding were repurchased. Through the “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDS and Unibanco Holdings transferred to Unibanco 353,675,000 preferred shares issued by Unibanco.

As a consequence of the Exchange offer, Unibanco Holdings recorded 1,081,891,427 preferred shares, at book value, in counterpart of a reduction in Unibanco’s investments totaling 2,357,733,745 shares on December 31, 2003.

As mentioned in Note 7, Unibanco and Unibanco Holdings exchanged 1,000,000,000 Units (equivalent to 10 million Units considering the reserve stock splits) for the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro SpA, which became the holder of 1.43% of Unibanco’s capital. The exchange was approved by the Brazilian Securities Commission (CVM) on June 23, 2004 and is subject to the approval of the Brazilian Central Bank. The fair value of treasury stocks, based on the Units price, on the São Paulo Stock Exchange, was R$116,089.

(e) Global offer and Exchange offer

Global Offer

As from November 2003, a Conversion Program will be maintained during two years, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to December 31, 2004, 539.2 thousand preferred shares were converted into Units.

The average daily financial volume of Units negotiated in the Brazilian market increased by 46.7% in December 2004 when compared to December 2003 and the corresponding Unit value increase by 28.1% in the same period.

(f) Prior year adjustments

In 2004 mainly relates to the prior period adjustment of a subsidiary company, in respect of changes in calculating of the private retirement plan reserve.

In 2003 the prior year adjustments are mainly related to change in accounting practice on swap contracts with customers, the results of which are being recognized in accordance with maturities of the operations without fair value adjustments on swap contracts and on the associated asset transactions and/or funding in accordance with Circular 3150.

16. Other Operating Income and Expenses

(a) Other operating income

	Parent Company		Consolidated

	2004	2003	2004	2003
Dividends/retained earnings received from other investments, principally consortium	-	-	156,550	146,298
Monetary correction of income receivable	4,231	2,182	63,134	91,637
Exchange rate variation on other liabilities	-	-	(8,786)	-
Monetary correction of restricted escrow deposits	-	-	34,955	4,811
Monetary correction of prepaid taxes	-	-	7,717	22,115
Reversal of provision for fiscal contingencies
and others	-	-	-	17,782
Other	-	282	79,710	232,665
Total	4,231	2,464	333,280	515,308

(b) Other operating expenses

	Consolidated

	2004	2003
Provision for labor and civil litigations	510,721	484,186
Insurance expenses	145,185	98,546
Amortization of goodwill on subsidiaries acquired	140,710	49,301
Expense related to checks and billing, net	112,356	86,185
Expenses related to the sale of rights of receipt
of future flow of payment order (Note 13 (b))	112,134	59,121
Foreign branches’ and subsidiary companies’
exchange losses	82,934	631,195
Other	147,584	306,248
Total	1,251,624	1,714,782

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

					Consolidated

	December 31, 2003	Constitution	Realization	Balance of acquired companies	December 31, 2004
Allowance for lending losses	545,438	452,345	568,200	8,902	438,485
Other provisions not currently deductible	632,176	867,278	367,563	60,097	1,191,988
Tax loss and negative basis of social contribution carry-forwards	704,308	50,148	112,868	9,567	651,155
Prior year adjustments	-	25,945	-	-	25,945
Social contribution carry-forwards (Provisional
Measure 2158-35)	492,453	-	7,377	-	485,076
Subtotal	2,374,375	1,395,716	1,056,008	78,566	2,792,649
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	92,236	774	50,369	(150)	42,491
Deferred tax obligations	(26,031)	(5,708)	(3,113)	-	(28,626)
Net deferred tax assets	2,440,580	1,390,782	1,103,264	78,416	2,806,514
Total assets	2,466,611				2,835,139
Total liabilities	26,031				28,626

				Consolidated

	December 31, 2002	Recognition	Realization	December 31, 2003
Allowance for lending losses	780,081	406,229	640,872	545,438
Other provisions not currently deductible	682,823	413,067	463,714	632,176
Tax loss and negative basis of social
contribution carry-forwards	658,438	80,334	34,464	704,308
Social contribution carry-forward (Provisional
Measure 2158-35)	508,500	-	16,047	492,453
Subtotal	2,629,842	899,630	1,155,097	2,374,375
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	130,469	10,553	48,786	92,236
Deferred tax obligations	(45,512)	-	(19,481)	(26,031)
Net deferred tax assets	2,714,799	910,183	1,184,402	2,440,580
Total assets	2,760,311			2,466,611
Total liabilities	45,512			26,031

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes:

			Consolidated

2004

Year	Social contribution (Provisional Measure 2158-35)	Other	Total
2005	18,358	613,717	632,075
2006	9,498	659,918	669,416
2007	14,490	498,342	512,832
2008	24,038	129,225	153,263
2009 to 2013	271,211	341,743	612,954
2014 to 2017	147,481	64,628	212,109
Total	485,076	2,307,573	2,792,649

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$2,219,027 (2003 – R$1,855,808).

(b) Income tax and social contribution income (expenses)

	Parent Company		Consolidated

	2004	2003	2004	2003
Income before income tax and
social contribution, net of profit sharing	723,268	609,985	1,723,450	1,673,299
Income tax and social contribution expenses
at a rate of 25% and 9%, respectively	(245,911)	(207,395)	(585,973)	(568,922)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variations on subsidiaries abroad	255,758	211,536	(23,485)	(214,458)
Interest on own capital paid
(received), net	(8,638)	(6,372)	89,058	155,450
Deferred tax credits of prior years	-	-	-	72,213
Permanent differences (net)	(16,886)	(4,891)	165,858	55,371
Income tax and social contribution for the year	(15,677)	(7,122)	(354,542)	(500,346)

18. Commitments and Guarantees

	Consolidated

	2004	2003
Co-obligation and risks for guarantees provided	4,367,582	3,353,784
Assets under management (mainly mutual
investment funds)	32,978,541	26,945,050
Lease commitments	56,517	48,348

19. Related-Party Transactions (Parent Company)

	2004	2003
Assets
Cash and due from banks	18	3
Marketable securities	40,538	11,703
Income receivable	143,007	112,659
Liabilities
Sundry	-	4
Revenues
Other operating income	4,232	2,182
Expenses
Personnel and other administrative expenses	30	888

Related-party transactions were undertaken at average market rates, in effect at the respective transaction dates, considering the absence of risk.

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in market risks, foreign exchange rates and interest rate (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”;). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on a global basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of the high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designed to hedge may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets and liabilities financial cash flow, which results in the financial capacity of the institution by taking additional funds and to honor its positions.

The liquidity contingency and planning policies are defined by the financial committees and are reported to the decision markers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed in order to assure the compliance of the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitor of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses, due to its systems, practices and/or control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products and due to changes in the business environment changes or other adverse market conditions.

To meet the legal requirements the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal structure of risk management. This area has as one of its main goals to incentive the generation and the perpetuation of an internal culture focus in the integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage giving an evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of sources and allocated capital to the benefit of shareholders and clients, showing the commitment of the financial institution with the best practices of corporate governance.

As one of work tools used, mentioned is made of the Internal Control System that is available in the corporate portal which is accessible by all group areas. This process includes periodic evaluations, where area managers identify their main activities and inherent risks, the existence of control issues and analyse the effectiveness of current controls.

The collected data provide support to monitor and evaluate the performance of the business Units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to qualify and quantify our level of operating risk exposure. As a result, all manager of the Unibanco conglomerate participate in the process, fostering an appropriated culture and enabling the proper calculations an appropriate allocation of capital.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increases the importance to our systems of information technology and potential impact of system failures.

Unibanco has devoted substantial resources to ensure the reliability and stability of its computer and related systems. Our main computer facility is located in São Paulo and we maintain a full backup system in total operating conditions. This backup system will operate automatically in case of system failures. To ensure the effective and prompt of this backup process, we perform tests and systematic operations where we evaluate all the process and identify eventual issues to be corrected.

(d) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Consolidated

	2004		2003

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	2,759,373	2,709,217	2,197,301	2,202,011
Marketable securities	16,023,896	16,265,593	15,070,226	15,463,855
Lending operations	26,808,991	26,587,433	23,429,990	23,496,809
Derivatives, net	310,611	310,611	182,170	182,170

Liabilities
Interbank deposits	119,434	119,436	276,230	276,960
Time deposits	24,225,320	24,226,263	16,433,975	16,437,023
Mortgage notes	376,721	376,513	829,403	839,755
Resources from securities issued abroad	1,202,474	1,206,279	2,635,850	2,661,459
Subordinated debt	1,898,519	1,937,042	1,468,071	1,508,664
Other liabilities (Note 13 (b))	2,576,208	2,190,425	2,439,614	2,278,081
Treasury stocks	51,423	107,688	132,123	236,036

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the year, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the year, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the year for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market. The fair value of treasury stocks was based on Units price at December 31, 2004 in the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated

	2004		2003

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	4,869,064	4,869,064	11,994,454	11,994,454
Currencies	99,317	99,317	(491,705)	(491,705)
Interbank interest rate	4,138,576	4,138,576	12,822,434	12,822,434
Exchange coupon	631,171	631,171	(336,275)	(336,275)

Forward contracts	43,867	42,903	235,971	302,927
Currencies	280,617	273,983	214,407	281,426
Fixed interest rate	(236,750)	(231,080)	21,564	21,501

Swap contracts	235,842	231,089	180,374	115,688
Currencies	(3,158,203)	(3,091,945)	(2,449,899)	(2,510,694)
Interbank interest rate	1,530,587	1,530,768	1,435,887	1,435,887
Fixed interest rate	457,558	401,758	(160,104)	(154,396)
Other	1,405,900	1,390,508	1,354,490	1,344,891

Swap contracts with daily reset	346,650	346,650	2,327,817	2,327,817
Currencies	346,650	346,650	2,327,817	2,327,817

Third curve swap contracts	25,699	25,780	-	-
Currencies	25,699	25,780	-	-

Option contracts
Purchased option	548	1,300	2,915	120
Purchase	260	73	2,885	108
Currencies	260	73	2,885	108
Sale	288	1,227	30	12
Currencies	288	1,227	-	-
Interbank interest rate index	-	-	30	12
Sale option	28,487	24,863	6,375	102
Purchase	22,850	10,224	6,375	102
Currencies	22,850	10,224	6,375	102
Sale	5,637	14,639	-	-
Currencies	5,637	14,639	-	-
____________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts recorded in memorandum accounts, amounted to R$76,000 (2003 - R$241,000) in respect to purchase commitments and R$1,419,688 (2003 - R$245,000) in respect to sale commitments.

On December 31, 2004, there were future transactions of R$8,445,961 (2003 - R$2,962,859) and swap contracts in the amount of R$1,808,565 (2003 - R$2,492,932), accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar and yen fluctuations and indexed to interbank interest rate (CDI) and IGPM (Market General Price Index), net gain of applicable taxes and minority interest, during the year, in the amount of R$118,519 (2003 – net loss R$110,454), which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of December 31, 2004, were undertaken in accordance with the standards established by the Brazilian Central Bank.

On December 31, 2003, there were swap contracts in the amount of R$156,113 accounted for at fair value and recognized as fair value hedge to face exposures to the US dollar against market risk exposures. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$13,609 recorded as a credit in the income of the period and as a charge under Marketable Securities. The hedges as of December 31, 2003, were undertaken in accordance with the standards established by Brazilian Central Bank.

During the year of 2004, certain swap contracts previously classified as fair value hedge to face exposures of securities available for sale in the amount of R$184,618 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the fair value of the hedge items and the derivative financial instruments designed to hedge being out with the percentages of limits allowed by the Brazilian Central Bank. The adjustment on securities available for sale due to the low effectiveness achieved of the hedges was recorded as a charge to income, during the year, in the amount of R$8,829.

On December 31, 2004, there were swap contracts in the amount of R$92,770 accounted for as hedges to face exposures to the US dollar of securities held to maturity in accordance with Circular 3129 of the Brazilian Central Bank and as a consequence are not recorded at fair value. The hedges as of December 31, 2004, were undertaken in accordance with the standards established by the Brazilian Central Bank.

During the year of 2004, certain swap contracts previously classified as hedge to face exposures of the US dollar of securities held to maturity in accordance with the Circular 3129 of the Brazilian Central Bank, in the amount of R$167,953 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the securities hedged items and the derivative financial instruments designed to hedge being out with the percentages of limits allowed by the Brazilian Central Bank. The market-to-market adjustment on the derivative financial instruments was recorded as a charge to income, during the year, in the amount of R$1,474.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value distributed by trade location

	Consolidated

	2004			2003

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	4,869,064	-	4,869,064	11,994,454	-	11,994,454
Forward contracts	(2,797)	45,700	42,903	-	302,927	302,927
Swap contracts	(138,102)	369,191	231,089	(194,701)	310,389	115,688
Swap contracts with daily reset	346,650	-	346,650	2,327,817	-	2,327,817
Third curve swap contracts	-	25,780	25,780	-	-	-
Option contracts
Purchased option	1,300	-	1,300	120	-	120
Sale option	24,863	-	24,863	102	-	102
____________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$216,275 (2003 - R$767,111) and are represented by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Consolidated

	2004	2003
Assets
Less than 3 months	294,645	110,223
Between 3 months and 1 year	168,221	215,630
Between 1 and 3 years	100,985	101,834
More than 3 years	16,190	7,529
Total	580,041	435,216

Liabilities
Less than 3 months	88,932	33,084
Between 3 months and 1 year	109,050	92,377
Between 1 and 3 years	69,233	84,585
More than 3 years	2,215	43,000
Total	269,430	253,046

	Consolidated

	2004	2003
Assets
Forward contracts	120,880	66,977
Swap contracts	430,247	368,119
Third curve swap contracts	27,614	-
Option contracts – premiums paid	1,300	120
Total	580,041	435,216

Liabilities
Forward contracts	43,575	513
Swap contracts	199,158	252,431
Third curve swap contracts	1,834	-
Option contracts – premiums received	24,863	102
Total	269,430	253,046

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

	Consolidated

	2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(2,947,673)	5,471,690	2,503,382	(158,335)	4,869,064
Forward contracts	(655,472)	28,031	116,372	553,972	42,903
Swap contracts	106,676	77,265	32,494	14,654	231,089
Swap contracts with daily reset	242,307	104,343	-	-	346,650
Third curve swap contracts	21,049	4,731	-	-	25,780
Option contracts
Purchased option	1,300	-	-	-	1,300
Sale option	11,920	12,943	-	-	24,863

	Consolidated

	2003

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	9,428,869	819,669	1,691,886	54,030	11,994,454
Forward contracts	(11,265)	(378,792)	22,387	670,597	302,927
Swap contracts	28,786	105,847	16,526	(35,471)	115,688
Swap contracts with daily reset	1,321,670	858,575	147,572	-	2,327,817
Option contracts
Purchased option	120	-	-	-	120
Sale option	102	-	-	-	102

21. Statements of Cash Flows

	Parent Company

	2004	2003

Operating activities
Net income	707,592	602,863
Deferred taxes	-	1.872
Equity in results of subsidiary company	(752,231)	(622,166)
Changes in assets and liabilities
Increase (decrease) in marketable securities	(28,835)	(3,055)
Decrease in other credits and other assets	(33,202)	14,578
Increase (decrease) in other liabilities	(79,007)	(927)
Net cash used in operating activities	(185,683)	(6,835)

Investing activities

Dividends and interest on own capital received from
subsidiary company	304,445	202,199
Net cash provided by operating activities	304,445	202,199

Financing activities
Decrease in borrowings and onlending in Brazil –	-	(101)
Governmental agencies
Dividends paid	(118,747)	(195,268)
Net cash used in financing activities	(118,747)	(195,369)

Net increase in cash and due from banks	15	(5)

Cash and due from banks at the beginning of the period	3	8
Cash and due from banks at the end of the period	18	3
Net increase in cash and due from banks	15	(5)

	Consolidated

	2004	2003
Operating activities
Net income	707,592	602,863
Provision for loan losses	1,554,851	1,454,952
Technical provisions for insurance, annuity products and retirement plans	1,278,317	1,465,492
Deferred taxes	(321,140)	235,117
Reversal of foreclosed assets provision	(11,295)	(15,377)
Loss (gain) on sale of foreclosed assets and fixed assets	(35,234)	12,159
Amortization of goodwill on subsidiaries acquired	968,908	49,301
Equity in results of subsidiary and associated companies	(13,861)	(435)
Loss on sale of investments	-	774
Provision (reversal) for losses on investments	391	(9)
Depreciation and amortization	377,391	351,327
Minority interest	660,174	570,090
Changes in assets and liabilities
Decrease (increase) in interbank investments	(3,415,928)	4,543,580
Decrease (increase) in marketable securities and derivative financial instruments	(1,014,011)	2,931,529
Increase in Central Bank compulsory deposits	(634,402)	(189,561)
Net change in interbank and interdepartmental accounts	(137,959)	(15,439)
Increase in lending operations	(4,988,515)	(3,058,004)
Decrease (increase) in leasing operations	(166,397)	35,989
Net change in foreign exchange portfolio	439,172	(13,541)
Increase in other credits and other assets	(1,283,703)	(1,367,354)
Increase in other liabilities	2,132,478	2,139,604
Increase in deferred income	78,516	14,199
Net cash provided by (used in) operating activities	(3,824,655)	9,747,256

Investing activities
Dividends and interest on own capital received from subsidiary
and associated companies	650	28,482
Proceeds from sale of foreclosed assets	172,107	85,533
Purchase of/capital increase on investments in subsidiary and companies	(236,487)	(4,276)
Goodwill on acquisition of subsidiary companies	(467,081)	10,715
Proceeds from sale of/capital decrease in subsidiary and associated
Companies	160,864	5,367
Purchase of other investments	(53,513)	(30,353)
Proceeds from sale of other investments	37,432	18,273
Purchase of fixed assets	(224,299)	(206,534)
Proceeds from sale of fixed assets	204,012	83,863
Deferred charges	(247,690)	(144,769)
Minority interest	(309,157)	(170,560)
Net cash used in provided by investing activities	(963,162)	(324,259)

Financing activities
Increase (decrease) in deposits	8,144,951	(634,449)
Increase (decrease) in securities sold under repurchase agreements	381,273	(6,622,078)
Decrease in resources from securities issued	(1,886,058)	(250,124)
Decrease in borrowings and onlending in Brazil – Governmental
Agencies	(1,189,918)	(1,635,006)
Purchase of own stocks	41,415	(70,636)
Dividends paid	(225,883)	(205,892)
Net cash provided by financing activities	5,265,780	(9,418,185)

Net increase in cash and due from banks	477,963	4,812
Cash and due from banks at the beginning of the period	1,083,301	1,078,489
Cash and due from banks at the end of the period	1,561,264	1,083,301
Net increase in cash and due from banks	477,963	4,812

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the main Unibanco’s subsidiary companies and the eliminations made are related only to companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include mainly the accounts of the foreign branches (Unibanco Grand Cayman and Nassau); banks (Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman)); and brokers (Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA)):

Combined balance sheet	2004	2003
Assets
Current and long-term assets	11,453,326	13,217,254
Cash and due from banks	365,477	198,569
Interbank investments	2,075,000	1,734,314
Marketable securities	5,943,716	7,076,972
Interbank accounts	193,318	231,044
Lending and leasing operations	2,576,286	3,259,453
Other credits and other assets	299,529	716,902
Permanent assets	362,228	73,134
Total	11,815,554	13,290,388

Liabilities
Current and long-term liabilities	10,225,959	10,847,928
Deposits	2,338,365	1,910,155
Securities sold under repurchase agreements	1,490,811	731,714
Resources from securities issued	1,232,349	2,298,662
Interbank accounts	9,574	4,073
Borrowings and onlending in Brazil – Governmental agencies	1,229,746	2,059,950
Derivative financial instruments	11,398	35,761
Other liabilities	3,913,716	3,807,613
Deferred income	10,716	9,328
Minority interest	5	4
Stockholders’ equity	1,578,874	2,433,128
Total	11,815,554	13,290,388

Combined statement of income	2004	2003
Revenue from financial intermediation	975,756	1,321,620
Expenses on financial intermediation	(276,277)	(375,681)
Provision for credit losses	(15,836)	(117,987)
Services rendered	75,525	-
Salaries, benefits, training and social security and other administrative expenses	(84,447)	(69,939)
Other operating income (expenses)	(95,968)	(18,692)
Non-operating income, net	(1,748)	2,534
Profit sharing	-	(12)
Net income for the year	577,005	741,843

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Previdência S.A. and Unibanco AIG Vida e Previdência S.A.:

Combined balance sheet	2004	2003
Assets
Current and long-term assets	7,343,814	5,672,097
Cash and due from banks	71,188	11,864
Marketable securities	6,076,602	4,824,881
Insurance credits and re-insurance	555,537	529,262
Other credits and other assets	640,487	306,090
Permanent assets	214,206	272,957
Total	7,558,020	5,945,054

Liabilities
Current and long-term liabilities	6,204,849	4,482,309
Technical provisions for insurance	1,731,327	529,262
Technical provisions for retirement plans	3,646,527	1,260,161
Insurance and re-insurance debts	219,350	2,631,180
Other liabilities	607,645	61,706
Deferred income	100,909	-
Minority interest	10,593	-
Stockholders’ equity	1,241,669	1,462,745
Total	7,558,020	5,945,054

Combined statement of income	2004	2003
Gross premium written	3,102,901	2,577,340
Changes in technical reserves of insurance	(961,732)	(1,172,500)
Net claims incurred	(895,957)	(818,843)
Acquisition costs and other	(300,596)	(351,831)
Private pension contributions	825,277	883,197
Changes in technical reserves of private retirement plan	(534,447)	(477,869)
Private retirement plan benefits	(524,684)	2,176
Other operating income	23,817	17,573
Other operating expenses	(326,675)	(60,853)
Salaries, benefits, training and social security	(124,336)	(102,510)
Administrative expenses	(157,876)	(146,167)
Tax expenses	(67,056)	(67,117)
Financial income	124,357	53,955
Non-operating income net	33,984	14,169
Income tax and social contribution	1,288	(90,637)
Profit sharing bonus to employees	(15,577)	(16,730)
Net income for the year	202,688	243,353

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%) and Hipercard Administradora de Cartões de Crédito Ltda. (100%). For comparison purpose, the balance sheet in 2003 and statement of income information for 2004 and 2003, were presented without the proportional consolidation of Credicard S.A. – Adminstradora de Cartões de Crédito and Orbitall Serviços e Processamento de Informações Comerciais Ltda. (See Note 7 (b)):

Combined balance sheet	2004	2003
Assets
Current and long-term assets	4,807,211	4,412,809
Cash and due from banks	11,091	36,616
Interbank investments	79,169	15,250
Marketable securities	607,090	607,312
Interbank and interdepartmental accounts	11,395	15,440
Lending operations	2,186,303	1,863,555
Deferred tax and prepaid taxes	560,041	669,940
Other credits and other assets	1,352,122	1,204,696
Permanent assets	325,171	266,482
Total	5,132,382	4,679,291

Liabilities
Current and long-term liabilities	4,245,854	3,592,847
Deposits	1,242,468	298,115
Borrowings	141,567	263,112
Resources from securities issued	273,521	588,534
Interbank and interdepartmental accounts	120	365
Derivative financial instruments	67,885	33,957
Taxes, social securities and provision for litigation	289,066	683,996
Other liabilities	2,231,227	1,724,768
Minority interest	57,216	-
Stockholders’ equity	829,312	1,086,444
Total	5,132,382	4,679,291

Combined statement of income	2004	2003
Revenue from financial intermediation	878,675	576,037
Expenses on financial intermediation	(160,294)	(88,723)
Provision for credit losses	(246,418)	(182,820)
Services rendered	509,517	242,292
Salaries, benefits, training and social security and other administrative expenses	(378,873)	(210,146)
Other operating income (expenses) (1)	(403,210)	(114,028)
Non-operating income, net	(1,157)	(428)
Income tax and social contribution	(44,934)	(66,474)
Profit sharing	(13,038)	(6,164)
Minority interest	(25,606)	-
Net income for the year	114,662	149,546
____________________
(1)	Include extraordinay amortization and goodwill in the amount of R$70,162 (Note 7 (c)).

(d) The companies which carry out consumer credit operations include, principally, Banco Fininvest S.A. (100%), Banco Investcred Unibanco S.A. (50%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Creditec Crédito, Financiamento e Investimento S.A., Creditec Promovendas Ltda. e Creditec SP Promoções de Vendas Ltda.:

Combined balance sheet	2004	2003
Assets
Current and long-term assets	2,774,707	2,006,865
Cash and due from banks	6,285	4,488
Interbank investments	23,281	36,743
Marketable securities	64,876	54,847
Interbank and interdepartmental accounts	5,155	10,367
Lending operations	2,097,229	1,531,925
Other credits and other assets	577,881	368,495
Permanent assets	226,045	131,857
Total	3,000,752	2,138,722

Liabilities
Current and long-term liabilities	2,335,010	1,676,522
Deposits	1,506,399	1,112,468
Securities sold under repurchase agreements	-	783
Interbank and interdepartmental accounts	286	-
Borrowings	18	11,933
Derivative financial instruments	1,080	7,498
Other liabilities	827,227	543,840
Stockholders’ equity	665,742	462,200
Total	3,000,752	2,138,722

Combined statement of income	2004	2003
Revenue from financial intermediation	1,363,898	1,279,188
Expenses on financial intermediation	(193,369)	(279,333)
Provision for credit losses	(419,009)	(413,657)
Services rendered	276,527	-
Salaries, benefits, training and social security and other administrative expenses	(574,164)	(476,913)
Other operating income (expenses)	(196,852)	72,358
Non-operating income, net	4,763	(126)
Income tax and social contribution	(25,706)	(13,153)
Profit sharing	(13,844)	(11,375)
Net income for the year	222,244	156,989

23. Other Information

(a) Assets leased to third parties, in the amount of R$989,562 (2003 - R$877,502), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$507,978 (2003 - R$510,893) and the residual value received in advance from these lessees amounts to R$378,812 (2003 - R$431,953), classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At December 31, 2004, the insurance coverage on properties and other assets in use totaled R$1,155,028 (2003 - R$1,061,005) in Consolidated.

24. Subsequent Events

Secondary Units Offer

In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 7.2% of the preferred shares of Unibanco and 8.9% of the preferred shares of Unibanco Holdings.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 18, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer